Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BellSouth Corporation
Commission File No.: 1-8607
TERMS OF THE TRANSACTION
•	AT&T Inc. will acquire 100 percent of the common stock of BellSouth Corporation in an all-stock transaction with an equity value of $67.1 billion.
•	For each share of BellSouth common stock, BellSouth stockholders will receive 1.325 shares of AT&T common stock. This represents 17.9 percent premium to the closing price of BellSouth stock on March 3.
•	AT&T will issue 2.4 billion new shares of common stock, which would represent 38 percent of the outstanding shares of AT&T.
•	The merger has been approved by the boards of directors of BellSouth and AT&T. Stockholders of each company also must approve the merger.

•	Three BellSouth board members will join the AT&T board at closing.
KEY BENEFITS OF THE MERGER
The new company will be more innovative, nimble and efficient, providing benefits to customers by combining the Cingular, BellSouth and AT&T networks into a single fully integrated wireless and wireline Internet Protocol network offering a full range of advanced solutions. As a result, the combined company will be better able to speed the convergence of new and improved services for consumers and businesses, and embrace the industry’s shift to IP network-based technologies.
FOR CONSUMERS
Consumers seeking a real alternative to cable monopolies should see faster and more economical deployment of next-generation IP television networks and similar services as a result of AT&T’s groundbreaking entry into IPTV and the unparalleled research and development work at AT&T Labs, coupled with BellSouth’s extensive deployment of fiber networks for DSL and other broadband services.
FOR BUSINESSES
Business customers in the southeastern United States and the rest of the country stand to benefit from the expertise and innovation of AT&T Labs, as well as the combination of AT&T’s state-of-the-art national and international networks and advanced services with BellSouth’s local exchange and broadband distribution platforms and expertise.

FOR INVESTORS
The merger is expected to improve AT&T’s overall growth profile, driven by wireless, which will represent about one-third of the combined company’s expected revenues in 2007, and by expanded opportunities in business markets.
Synergies from the combination are expected to ramp quickly to reach an annual run rate exceeding $2 billion in the second year after closing, and the net present value of expected synergies is estimated at nearly $18 billion.
The transaction is expected to be adjusted earnings-per-share neutral in 2007 and to be accretive to adjusted EPS in 2008.
There is no change to AT&T’s 2006 outlook. AT&T continues to expect double-digit adjusted EPS growth in each of the next three years with significant growth in free cash flow after dividends (free cash flow after dividends equals cash from operations minus capital expenditures and dividends paid). Free cash flow after dividends is expected to exceed $4 billion in 2007 and exceed $6 billion in 2008.
Total revenues, including Cingular, are expected to return to growth in 2007, a year earlier than previous guidance. AT&T expects free cash flow after dividends from the combined company to provide the flexibility to continue reducing debt levels over the next five years while providing excellent cash returns to stockholders.
AT&T’s board of directors has approved an expanded share repurchase authorization of 400 million shares through 2008, replacing the existing program. Under this authorization, the company expects to buy back at least $10 billion of its common shares over the next 22 months. It expects at least $2 billion in repurchases during 2006 and an additional $8 billion in repurchases in 2007. This repurchase authorization is intended to approximate the share premium paid to BellSouth stockholders as part of this merger transaction. The timing and nature of these repurchases will depend on market conditions and applicable securities laws.
Cautionary Language Concerning Forward-Looking Statements
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and are subject to significant risks and uncertainties and outside of our control.
The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). AT&T is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
This fact sheet may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the “Financial & Operational Results” section on AT&T’s Investor Relations Website at www.att.com/investor.relations
NOTE: In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, including a joint proxy statement/prospectus of AT&T and BellSouth, and AT&T and BellSouth will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.
AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28,

2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.
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